

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2010

Irene M. Dorner
President and Chief Executive Officer
HSBC USA Inc.
452 Fifth Street
New York, New York 10018

> **Re: HSBC USA**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **File No. 1-07436**

Dear Ms. Dorner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by filing a response to our comments or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Executive Overview, Current Environment, page 24

1. We refer to the third bullet point on page 26 of the "2009 Events" section that states you acquired the GM and UP Portfolios from HSBC Finance in January 2009 in order the maximize the efficient use of liquidity at each entity.   Please tell us and revise this section in future filings to explain in greater detail the business purpose of this transaction and its effects on your cash flow, liquidity and operations. Consider in your response the following:

   • The reasons why your immediate parent, HNAI, provided a capital contribution of $1.1 billion in connection with these purchases which was later contributed by you to HSBC Bank USA, to provide capital support for the receivables purchased.

- The fourth paragraph on page 28 of the "Performance, Developments and Trends" section states your provision for credit losses increased $1.6 billion in 2009 mainly due to a higher provision for credit receivables related to increased credit card balances related to the acquisition of the GM and UP Portfolios from HSBC Finance.

- The "Loans Held for Sale" section on page 44 states residential loans held for sale include $757 million as of December 31, 2009 that were acquired from HSBC with the intent of securitizing or selling the loans to third parties. Discuss why you are serving as a conduit for these sales and why HSBC Finance was not able to sell or securitize these loans.

- Discuss the direct or indirect relationship between the effects of these purchase transactions on your results of operations and liquidity and the change by credit agencies in their outlook of your debt ratings from "stable" to "negative" starting in January 2009. Refer to the disclosure in the fourth bullet point on page 26.

Critical Accounting Estimates

Allowance for Credit Losses, page 34

2. We refer to the last paragraph on page 35 that states you use an advanced credit risk methodology to support estimates of incurred losses in pools of homogenous commercial loans based on the collateral securing the transaction and the measure of exposure based on the transaction. Please tell us and revise this section in future filings to expand your discussion of this methodology to include the following:

- Discuss in greater detail how the "Loss Given Default" rating is determined, discuss the attributes of the collateral that serve as inputs to your model are determined and clarify how the "measure of exposure" is determined.

- Provide a summary of the quantitative and statistical techniques used to support your assessment of each transaction, discuss what types of internal and external data are used to develop your models, how these inputs are categorized in the fair value hierarchy, and how the models are periodically updated and validated.

Loans held for sale, page 38

3. We note you state the fair value of residential mortgage loans held for sale is based on valuations of mortgage-backed securities that would be observed in a "hypothetical securitization" adjusted for dissimilarity in the underlying collateral, market liquidity and direct costs to convert the mortgage loans into securities. Please tell us and revise this section in future filings to include the following information:

- Discuss the reasons why you use a "hypothetical securitization" model as opposed to a market-based model to determine the fair value of its residential mortgage loans held for sale.

- Discuss the nature of the alternative market information you use to develop the valuation model and what are the different exit markets used to determine or validate the fair value of the loans.

- Describe the specific valuation methodologies you use to determine the fair value of Alt-A loans and the sub-prime residential mortgages totaling $757 million as of December 31, 2009. Refer to Note 9, Loans Held for Sale, page 156.

Balance Sheet Review, page 42

4. We refer to the second paragraph on page 44 regarding the purchase of $3 billion of auto finance loans in January 2009 from HSBC and the transfer of $353 million to loans held for sale. Please tell us and revise this section in future filings to provide the following information:

- Explain the business purpose of this transaction with an affiliate considering you are currently running off their indirect auto financing loans which you no longer originate.

- Consider in your response that auto finance loans held for sale at December 31, 2009 were sold to HSBC Finance during the first quarter of 2010 in order to facilitate the completion of a loan sale by HSBC Finance to a third party. Discuss how you accounted for the sale back to HSBC Finance of auto loans which appear to have previously purchased from them in 2009. Refer to the "Loans Held for Sale" section on page 77 of the Form 10-Q for the period ended March 31, 2010.

Results of Operations, page 50

Provision for Credit Losses, page 50

5. We refer to the second paragraph on page 51 that states the commercial loan provision increased as a result of a specific provision to a single private banking relationship in the third quarter of 2009. Please tell us and in future filings update the collection status of this loan and any other material loans for which specific provisions have been provided, describe in greater detail the nature and dollar amount of the loan, the extent to which it is collateralized or has loan guarantees and the amount of the related specific provision.

6. We refer to the fifth paragraph on page 51 that state the provision for credit losses in 2009 was affected significantly by the purchase of the GM and UP Portfolios. Please tell us and in future filings to quantify the extent to which the provision for credit losses for

2009 and subsequent fiscal periods was affected by these loan purchases from HSBC Finance.   Discuss if the inherent credit risks related to the loans types acquired are expected to continue to negatively affect the provision in future periods. Consider the effect of the following information in your response:

- The provision for losses on credit card receivables for 2009 was $1.45 billion, or 35% of the total provision of $4.14 billion for 2009 as compared to a provision of $223 million for 2008 or 9% of the total provision of $2.54 billion in 2008.

- The allowance for credit losses in 2009 was increased by $424 million as a result of the credit card bulk loan purchases from HSBC Finance but there is no reference to specific provisions recorded related to this allowance. Refer to the table of changes in the allowance for credit losses by general loan categories on page 78 of the "Allowance for Credit Losses" section.

- The "Delinquency" section on page 70 shows delinquent credit card receivables were $622 million in 2009 as compared to $118 million in 2008, a $504 million or 427% increase.

Non-performing assets, page 74

7.   Please tell us and revise this section in future filings, to describe for the most recent period reported, in addition to currently non-performing loans, the nature and extent of any potential problem loans for which you have concerns as to their ability to comply with current loan repayment terms. Refer to the disclosure requirements of Item III.C.2 of Industry Guide 3.

8.   We refer to the "Troubled Debt Restructurings ("TDR")" section of Note 7, Loans on page 155 that shows the average balance of TDRs in 2009 was $503 million and interest income recognized on TDR loans was $33 million. Please tell us and revise the table of nonperforming assets on page 74 in future filings to separately disclose TDRs that are accruing interest and TDRs that are included as part of nonaccrual loans. Refer to Item III.C.1.(c) of Industry Guide 3.

9.   Please tell us and in future filings provide the following disclosure with respect to the increase in nonaccrual commercial loans which totals $1.27 billion in 2009 as compared to $241 million in 2008 and the related allowance for credit losses:

- Separately disclose the total amount of construction and land loans included in the line item titled "Construction and other real estate" totaling $644 million in 2009 and $74 million in 2008.   Discuss any specific known credit risks related to the geography, fair value of collateral, guarantees or interest reserves related to these loans considering repayment of the loans is normally contingent on the future sale of the construction project.

- Disclose the nature and related collateral or guarantees of the loans included in the "Other commercial" line item totaling $623 billion in 2009 and $167 million in 2008.

10. We note the coverage of the allowance for credit losses for commercial loans as a percent of non-performing commercial loans decreased to 65.44% in 2009 as compared to 146.29% in 2008 during which time nonaccruing commercial loans increased to $1.27 billion as compared to $0.24 billion in 2008. We also note you state the decrease in coverage was due to the migration to nonaccrual of loans that had previously been identified as an increased risk for loss and that they had been reserved. Please tell us and discuss in future filings how you considered the following in your analysis of the allowance for loan losses for commercial loans:

- The increase in substandard and doubtful commercial loans totaling $3.52 billion and $0.50 billion in 2009 as compared to $1.87 billion and $0.06 billion in 2008. Refer to the table of criticized loans on page 76 of the "Impaired Commercial Loans" section.

- The specific impairment reserve of $336 million with respect to $1.13 million of impaired loans and none were provided for the remaining $331 million of impaired loans.

- The consideration given to the nature and extent of the underlying collateral or guarantees that reduce the credit risk of the loan.

Allowance for Loan Losses, page 76

11. We note you state in the first paragraph of this section that you obtain updated appraisals for collateral dependent loans generally when they are considered troubled. Considering nonaccrual commercial loans increased to $1.27 billion in 2009 as compared to $0.24 billion in 2008, please tell us and in future filings revise this section to include the following disclosure:

- Describe the nature of current information available used by management, other than appraisals, to determine the adequacy of the fair value of the underlying collateral. Discuss the basis for using this information instead of, or in addition to, the appraised value of the properties.

- Describe specific situations in which you determined that appraisals would not be appropriate for determining the fair value of the underlying collateral and what other alternative valuation methods were used.
- In situations where you do not use external appraisals to fair value the underlying collateral of impaired loans, please provide a comprehensive discussion of the process and procedures you have in place for estimating the fair value of the collateral for these loans.

- Expand your discussion regarding your methodology for determining fair value based on external appraisals to include the following:

  o State how and when you obtain external appraisals and how this impacts the amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs.

  o Describe the typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. Tell us if there have been any significant time lapses during this process.

  o Discuss any situations where you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

12. We refer to the statement on page 76 that problem commercial loans in your allowance for loan loss methodology are assigned various "criticized facility grades" where each grade has a probability of default estimate. Please tell us and in future filings revise this section to discuss in greater detail how the "criticized facility grades" are determined for the problem commercial loans; the inputs used to determine the probability of default estimate; and the methodology used to periodically validate this methodology.

13. We refer to the allocation of credit losses by major loan categories on page 80 that shows $938 million or 38% of the allowance was allocated to commercial loans and $2.92 million or 62% was allocated to consumer loans. Please tell us and in future filings revise this section to provide the following information:

- Discuss how the specific allocation of $336 million, or 9% of the total allowance, made with respect to impaired loans for $1.13 billion as of December 31, 2009 was included in the table on page 80. Refer to the "Impaired Commercial Loans" section on page 75.

- Describe any other material specific allocations made of the allowance for credit losses in 2009 or, if not, discuss your methodology for establishing the general allowance for the remaining 91% of the allowance for loan losses.

Note 2, Summary of Significant Accounting Policies and New Accounting Pronouncements,
page 131

Significant Accounting Policies, page 131

Charge-off and Nonaccrual Policies and Practices, page 135

14.   We note that private label credit cards and credit card receivables are charged off after
        becoming six months contractually delinquent and interest generally accrues until the
        receivable is charged-off. Considering credit card receivables do not generally migrate to
        nonaccrual status prior to being charged-off, please tell us and revise this note and all
        related disclosure in future filings to clarify: (1) your basis for classifying credit cards
        receivables as nonperforming loans when they are past due 90 days or more but continue
        to accrue interest until they are charged-off after becoming six months contractually
        delinquent and (2) the migration analysis you perform to determine the effect on the
        allowance for credit losses of changes in the delinquency status of the credit card loans
        and their classification as nonperforming and charge-off loans. Consider the following
        information in your response and proposed disclosure to be included in future filings:

        •   Two-months or over contractually delinquent private label card and credit card
            receivables totaled $1.21 billion or 30% of total delinquent loans of $4.0 billion as of
            December 31, 2009. Refer to the "Delinquency" section on page 70.

        •   Combined net charge-offs of the private label card and credit card receivables were
            $2.246 billion or 72% of total charge offs of $3.11 billion in 2009. Refer to the "Net
            Charge-off of Loans" table on page 72.

        •   Nonaccrual credit card receivables were only $3 million out of the $2.75 billion of
            total nonaccruing loans as of December 31, 2009. Non-performing loans of $3.82
            billion in 2009 included $878 million of private label and credit card receivables that
            were past due 90 days or more but continue to accrue interest until they are charged-
            off. Refer to disclosure in the "Nonperforming Assets" section on page 74.

        •   The allowance for credit losses has a combined $2.29 billion allocation for private
            label card and credit card receivables, equal to 59% of the total allowance for credit
            losses of $3.86 billion as of December 31, 2009. Refer to the table of the allocation
            of credit losses by major loan categories in the on page 89 of the "Allowance for
            Credit Losses" section.

15.   We note that, based on your charge-offs and nonaccrual policies for credit cards
        described on page 135, the $878 million of past due nonperforming credit card loans,
        equal to 23% of total nonperforming loans for 2009 stated on page 74, will normally not
        migrate to nonaccrual status after classifying them as accruing past due nonperforming
        loans. Considering that about 59% of your allowance for credit losses as of December

31, 2009 relates to credit card loans, please tell us and discuss in future filings the following information regarding how you determine the allowance for credit losses for credit card loans taking into consideration the inherent credit loss in both delinquent and non-delinquent credit card loans.

- Describe any migration analysis you perform using roll-rate methodologies that consider movement of loans to more severe delinquency buckets as a prediction of the credit loss event.

- Describe the methodologies you use for determining estimated inherent credit losses on the performing credit card loans portfolio consistent with SFAS 5 requirements.

- Describe your basis for including the allowance allocated to credit card loans in your allowance to nonperforming loan ratios in the "Nonperforming Assets" section on page 74 and the "Allowance for Credit Losses" section on page 77. We note that if the allowance to nonperforming loan ratios were revised to exclude the allowance for loan for items that never migrate to nonaccrual status, the ratios would likely be significantly different and it is possible that different trends could exist. Please advise us and ensure that your disclosures in future filings are clear on how these amounts are calculated.

Note 3, Loans, page 152

16.   We refer to the "Purchased Loan Portfolios" section on page 152 which states the purchase price of the GM and UP Portfolios was $12.2 billion of which $6.1 million was paid in cash and you assumed $6.1 of indebtedness. Please tell us and in future filings provide the following information:

- Discuss the nature and terms of the $6.1 million of indebtedness assumed by the Company.

- Explain what benefit of ownership you received considering HSBC retained the customer relationship and continues to service the portfolios for a fee.

- Disclose how you determined there were no material variations in the fair value of the assets that were acquired in January 2009 considering the independent valuation opinions were rendered in November and early December 2008.

- Provide similar disclosure with respect to the $3 billion of auto finance loans acquired from HSBC Finance in January 2009 considering the purchase price was determined by independent valuations made in September 2008. Explain how the valuations were updated considering you state that none of the auto finance loans were delinquent at the time of purchase.

17.   We refer to the "Troubled Debt Restructurings ("TDR")" section on page 154 that states TDRs were $711 million in 2009 as compared to $251 million in 2008. Please tell us and in future filings provide the following information:

- State the total dollar amount of TDRs that were classified as accrual and nonaccrual loans as of December 31, 2008 and if any TDRs were recorded as impaired loans. Consider in your response that page 155 states interest was recognized on TDR loans in 2009 for $33 million.

- Disclose the total dollar amount of TDRs that were charged off in 2009 broken down by major loan types and discuss how they were considered in determining the allowance for credit losses for TDR loans totaling $136 million for 2009.

- Discuss the types of loan modifications made to restructured commercial and real estate loans and the terms of the restructuring as of December 31, 2009. Tell us whether you have any commercial loans that have repayment dates extended at or near the original maturity date and which you have not classified as impaired, for reasons such as the existence of personal guarantees.   If so, revise this section to discuss the following:

  o   The types of repayment extensions being made including the duration of the extension period.
  o   The loan terms that have been adjusted from the original terms.
  o   Whether these loans are collateral dependent and, if so, the nature of the underlying collateral and the latest appraisal date.

Note 6, Securities, page 144

18.   We refer to the second full paragraph on page 148 that states your assessment for credit loss was focused on private label asset backed securities which you evaluate on a quarterly basis. Please tell us and revise this section in future filings to provide the following information regarding private label asset backed securities:

- Discuss the specific credit risks inherent in this type of security that requires more attention by you than other securities in the portfolio.

- Disclose the total dollar amount of private label asset backed securities for which an other-than-temporary loss was recorded in 2009 and 2008 and of these securities that are in a loss position with a duration of 12 months or more in 2009.

- Provide an enhanced discussion of the analysis made of the specific private label asset-backed securities with significant unrealized losses over twelve months for purposes of identifying credit impairment, including those rated below investment grade, for which you determined the recognition of an other-than-temporary loss was not required.

19.   We refer to the third paragraph on page 149 that states you held thirty two available-for-sale asset backed securities that were backed by a wrap of a monoline insurance company for $441 million of the total fair value of $1.9 billion which had gross unrealized losses of $219 million at December 31, 2009. You state that in evaluating the extent of your reliance on investment grade monoline insurance companies you consider the creditworthiness of the monoline and other market factors. Please tell us and in future filings, provide the following information:

- Discuss how you determine the creditworthiness of the monoline insurer and the nature of the other market factors you use in your assessment.

- Explain how the downgrade to below investment grade of three of the monoline insurers affected the credit risk of the asset backed securities and the related analysis for other-than-temporary impairment of the security. Discuss the reasons why the Company placed no reliance on two of the monoline insurers that were downgraded to below investment grade and limited reliance on the third one.

Note 12, Goodwill, page 158

20.   We note you had $2.65 billion of goodwill in 2009 and 2008 and that, based on your impairment tests, have determined that the fair value of all their reporting units exceeded their carrying values as of the testing date. We also note that during each quarter of 2009 you performed interim impairment tests for the Global Banking and Markets reporting unit and the Private Banking Unit, which had allocated goodwill of $633 million and $415 million, respectively. Please tell us and in future filings provide the following information:

- Provide a reconciliation of the goodwill per reporting unit prepared on an IFRS basis as reported in Note 24, Business Segments to the goodwill disclosed under US GAAP in Note 12. Consider in your response that the goodwill for the Global Banking and Markets unit and the Private Banking unit under IFRS was $497 million and $326 million or $136 million and $69 million less than under US GAAP.

- Discuss in greater detail the results of your impairment of goodwill tests for the Personal Financial Services reporting unit which had pre-tax losses of $693 million and $597 million in 2009 and 2008 and for the Global Banking and Markets reporting unit which had a loss of $1.84 billion in 2008 equal to 99% of consolidated pre-tax loss under IFRS and 70% of pre-tax loss under US GAAP for 2008.

Note 16, Derivative Financial Instruments, page 162

21.   We refer to the "Credit-Risk-Related Contingent Features" section on page 167 that states you enter into credit default swaps that require you to maintain a specific credit rating from each of the major credit rating agencies.   We note you state that the total fair value of all derivatives with credit-risk-related contingencies in a liability position were $9.3 billion in 2009 for which you have posted collateral of $8.1 billion. Please tell us and in future filings revise this section to disclose the nature of the collateral that was posted and where it is disclosed in the balance sheet or cross reference to related footnote disclosure.

22.   We refer to the "Notional Value of Derivative Contracts" on page 168 that shows credit derivatives had a notional amount of $768.5 billion in 2009. Please tell us and revise this table in future filings to provide the following information:

- Provide a cross reference to related disclosure in the "Credit Risk Related Guarantees, Credit Derivatives" section on page 200 of Note 27, Guarantee Arrangements.

- Reconcile the notional values of credit derivatives for $768.5 billion on page 168 with the table of net credit derivative positions on page 201 of Note 27 in which the notional values of sell-protection credit derivatives of $387.2 billion are not added to but are offset against the buy-protection credit derivatives of $381.3 billion.

Note 27, Guarantee Arrangements, page 200

23.   We note the second full paragraph on page 201 which states you actively manage your market and credit risk exposure on your credit derivatives by retaining a no or limited net sell protection position at any time. We also note the table that summarizes the net credit derivative positions in the "Credit Risk Related Guarantees, Credit Derivatives" section on page 201 shows a net sell-protection position in 2009 of $5.97 billion. Please tell us and revise this table in future filings to explain the limitations of this net position disclosure considering the following:

- The offset of the sell-protection credit derivatives of $387.2 billion against the buy-protection credit derivative of $381.3 billion may not be legally binding in the absence of any master netting agreements with the same counterparty.

- The credit loss triggering events for individual sell-protection credit derivatives may not be the same or occur in the same periods as those of the buy-protection credit derivatives thereby not providing an offset.

24.   We refer to the summary of credit ratings of credit risk related guarantees on page 202. We note that $310.7 billion or 80% of the notional amount of sell-protection credit derivatives related to investment grade obligors and $76.5 billion of notional amount of 20% related to non-investment grade credit ratings.   Please tell us and discuss in future

filings how the obligors with non-investment grade credit ratings has impacted the valuation of the fair value of the credit derivative considering the increased risk of default by the counterparty.

Note 28, Fair Value Measurements, page 203

25.   We refer to the table on page 206 regarding changes in the fair value of Level 3 assets and liabilities that shows the majority of the transfers into Level 3 assets of $913 million were related to residential mortgage backed securities classified as trading and available for sale assets for $643 million and other domestic debt securities for $345 million. Please tell us and revise future filings to discuss the specific events that triggered these changes in the inputs used to value these financial assets and the new methodology used to determine their fair value.

26.   We refer to the summary of assets and liabilities recorded at fair value on a non-recurring basis on page 207 that shows residential mortgages held for sale for $793 million and the impaired loans for $961 million were classified as Level 3 inputs. Please tell us and revise this section in future filings to discuss why these assets have been classified as Level 3 inputs and discuss the effect of market conditions on determining the fair value of the underlying collateral of these collateral dependent loans.

Executive Compensation, page 229

27.   You disclose on page 232 that quantitative standards and performance targets are used in establishing an executive's compensation. In future years, please disclose the specific corporate performance objectives used as bases for awarding performance-based bonuses or other elements of compensation to your named executive officers. Revise your disclosure so that an investor can understand the level of difficulty required to reach various compensation levels and can appreciate the relationship between expected performance and actual performance. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Form 10-Q for the period ended March 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
66

Results of Operations, page 80

28.   We refer to the "Provision for Credit Losses" section on page 82 that states the Company
        provided a provision of $211 million for the first quarter of 2010, based on lower loss
        estimates in your commercial and consumer loan portfolios, equal to an 82% or $963
        million decrease as compared to the $1.17 billion provision for the same period in 2009,
        and equal to 25% of net charge-offs of $852 million for the first quarter of 2010. We also
        note the following related disclosure:

        •   The $963 million reduction in the provisions for credit losses during the first quarter
            of 2010 as compared to the same period in 2009 included a combined $493 million or
            51% decrease due to private label card receivables and credit card receivables.

        •   The Credit Quality, "Allowance for Credit Losses" section on page 96 states the
            allowance for credit losses as of March 31, 2010 was $3.22 billion, equal to a $640
            million or 16.5% decrease as compared to $3.86 billion as of December 31, 2009.

        Please tell us and in future filings discuss the following factors as they relate to your
        statements that the decrease in the provision related to private label card and credit card
        receivables was due to, among other factors, improved lower dollars of delinquency since
        year-end partially due to increased seasonality and to improved outlook on future loss
        estimates due to projected lower impact of higher unemployment rates on losses:

        •   The combined provision of $299 million related to private label card and credit card
            receivables for the first quarter of 2010 was only 48% of the related $628 million of
            charge-offs for that interim period. Refer to the table of changes in the allowance for
            credit losses by general loan categories on page 98.

        •   The level of charge-offs related to combined private label and credit card loans has
            not decreased significantly during the first quarter of 2010 as compared to prior
            quarters in spite of improvements due to seasonality. We note that charge-offs for
            these loan types were $628 million during the first quarter of 2010 as compared to
            $649 million during the fourth quarter of 2009, a quarterly decrease of $21 million or
            3%. We also note net charge-offs for these loans types were $650 million and $566
            million during the third quarter and second quarters of 2009. Refer to the "Net
            Charge-off of Loans" section on page 101 of the Form 10-Q for the period ended
            March 31, 2010 and on page 72 of the Form 10-K for the period ended December 31,
            2009.

- Dollars of delinquency related to private label card and credit card receivables were $1.03 billion as of March 31, 2009 as compared to $1.21 billion as of December 31, 2009, equal to a $180 million or a 15% decrease. However, we note that page 101 states the lower dollars of delinquency were also the result of seasonal improvements in collection activities related to customers using tax refunds to make payments and therefore these lower levels may not be indicative of a recurring positive payment trend. Refer to the "Delinquency" section on page 100.

- Nonperforming private label card and credit card receivables were $751 million as of March 31, 2010 as compared to $878 million as of December 31, 2009, a $127 million or 14% decrease. Consider the expected effects of the seasoning of the GM and UP Portfolios acquired from HSBC Finance in January 2009 which resulted in increased charge-offs during the second half of 2009. Refer to the "Non-performing assets" section on page 103 and the "Net Charge-offs of Loans" section on page 72 of the Form 10-K for the period ended December 31, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edwin Adames, Staff Accountant, at (202) 551-3447 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel